UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of Issuing Entity: 333-203320-01

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C.
(Exact name of issuing entity as specified in its charter)

Commission File Number of Depositor and Sponsor: 0-05807

ENTERGY NEW ORLEANS, LLC
(Exact name of depositor and sponsor as specified in its charter)

1600 Perdido Street
New Orleans, Louisiana 70112
(504) 670-3702
(Address, including zip code, and telephone number, including area code, of registrant’s principal offices)

Senior Secured Storm Recovery Bonds, Tranche A
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☒
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy New Orleans Storm Recovery Funding I, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 30, 2024

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C.
(Issuing Entity)

By: Entergy New Orleans, LLC as servicer

By/s/ Barrett E. Green
Name: Barrett E Green
Title: Vice President and Treasurer